UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                       (Amendment No. __________________)*


                       SHARED TECHNOLOGIES FAIRCHILD INC.
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                                (Name of Issuer)

                    Common Stock, par value $.004 per share
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                         (Title of Class of Securities)

                                   81948QAAS
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                                 (CUSIP Number)


           Shared Technologies Fairchild Inc. 100 Great Meadow Road,
                 Wethersfield, CT 06109 Attn: Kenneth M.Dorros
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 July 16, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

                                  SCHEDULE 13D

----------------------                              ---------------------------
CUSIP No. 81948QAAS                                  Page  2   of   4  Pages
          ---------                                       ---      ---
----------------------                              ---------------------------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Fairchild Corporation - IRS EIN 34-0728587
     RHI Holdings, Inc. -  IRS EIN 34-1545939
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2    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           |_|

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6    CITIZENSHIP OR PLACE OR ORGANIZATION

     The Reporting Persons are incorporated under the laws of Delaware
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF            9,921,568
     SHARES        ------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY            0
      EACH         ------------------------------------------------------------
   REPORTING       9    SOLE DISPOSITIVE POWER
  PERSON WITH           9,921,568
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,921,568
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54%
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14   TYPE OF REPORTING PERSON

     CO
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                                Page 2 of 4 Pages

This Amendment No. 1 to this Schedule 13D is being filed to reflect a press release issued by Shared Technologies Fairchild Inc. on July 14, 1997 and as further discussed in Item 4 below.

Item 4.  Purpose of Transaction.
-------  ----------------------

The information contained in Item 4 to the Schedule is hereby amended to read in its entirety as follows:

        Shared Technologies Fairchild Inc. (the "Company") announced that it is engaged in discussions regarding a possible sale or merger of the Company. The Company can make no assurances that any discussions regarding the sale or merger of the Company will result in any definitive agreement, or, if a definitive agreement is reached, that any transaction will be consummated. The Fairchild Corporation ("TFC") is also participating in such discussions. In the ordinary course of business, TFC reviews its investment in the Company and will take such actions with respect to its investment in the Company as it deems appropriate under the facts and circumstances existing from time to time. Other than the foregoing, neither TFC nor RHI currently has specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
        Schedule 13D.

                                                Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 1997

                                              THE FAIRCHILD CORPORATION


                                              By: /s/ Donald E. Miller
                                                  ------------------------
                                                  Donald E. Miller
                                                    Senior Vice President
                                                    General Counsel
                                                    and Secretary



                                              RHI HOLDINGS, INC.


                                              By: /s/ Donald E. Miller
                                                  ----------------------
                                                  Donald E. Miller
                                                     Vice President
                                                     and Secretary